Filed by Kimberly-Clark Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

The following transcript of the Morgan Stanley Global Consumer & Retail conference on December 3, 2025 is being filed in connection with the proposed transaction between Kimberly-Clark Corporation and Kenvue Inc.:

Participants

Michael D. Hsu – Chairman & Chief Executive Officer, Kimberly-Clark Corporation

Nelson Urdaneta – Chief Financial Officer, Kimberly-Clark Corporation

Christopher M. Jakubik – Head-Investor Relations, Kimberly-Clark Corporation

Dara Mohsenian – Analyst, Morgan Stanley & Co. LLC

Introduction

Dara Mohsenian

Morgan Stanley, Analyst

Good morning, everyone. Welcome back to day two of Morgan Stanley's Global Consumer & Retail Conference. I'm Dara Mohsenian, Morgan Stanley's household products and beverage analyst. Just before we get started, a quick disclosure, please see the Morgan Stanley research website at www.morganstanley.com for important research disclosures and contact your Morgan Stanley representative if you have any questions. And with that, I'm very pleased to welcome Kimberly-Clark back to our conference.

They're coming off a transformational acquisition announcement of Kenvue. So it's a great time to have you guys here as you take another step in your transformation in recent years. With us today on stage are Chairman and CEO, Mike Hsu; and CFO, Nelson Urdaneta; and Head of Investor Relations, Chris Jakubik. Thank you guys for being here today.

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

All right. Great to be here today.

Question & Answer

Dara Mohsenian

Morgan Stanley, Analyst

So Mike, I thought, first, we could start off big picture around the Kenvue deal. It's obviously very topical right now. You've built real momentum at Kimberly-Clark over the last couple of years. Powering Care is working. Productivity has picked up. You've accelerated organic sales growth, market share performance Help us understand why now was the right time for Kimberly to take on something as large and complex as Kenvue versus continuing to pursue that lower risk strategy of executing on the base business, which seems to be working. So it creates a higher bar.

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

Yes. Great question. We feel great about our base business, and we can talk more about that later, but -- and the momentum that we've been building in our core business trajectory. But what we really focused and excited about is building the preeminent personal wellness leader, right? And that's where we feel like we have a great opportunity in joining forces with Kenvue.

And really what we're trying to do is, we see the opportunity to deliver extraordinary everyday care as a combined entity. I would say, and as you point out there, that our performance has been improving significantly over the last 10 years. We've built an operating model, and I would say an accountable culture that has been leading for the last, I would say, two years, industry-leading results, right? And that's really driven by think -- I think that maybe you put in that note last quarter, we've really focused on having superior value propositions at every rung of the good, better, best ladder, including the good tier. Even though our strategy long term has been to premiumize our categories, we made a shift and we're emphasizing the value tiers in the last couple of years, and that's having great effect.

Secondly, we have really worked hard to improve our supply chain. We are putting up world-class or industry-leading productivity last year, this year as well. And then we've got an operating model that we think is different than a lot of companies, and we see it as -- we're trying to be lean, fast and agile. And so those are kind of the things that we bring. And then with Kenvue though, we see kind of the crown jewel of health and wellness, right?

A crown jewel portfolio with iconic brand portfolios, leading market positions, and then I think really preeminent science, medical, regulatory knowledge that really can catapult us in this space. And so together, we think -- well, we haven't done one of this magnitude since Scott Tissue days and my predecessor, Tom Falk, but the three of us, Nelson, Chris and I, we were all at Kraft and what we observed at Kraft that worked well for us there was we call internally the plug-and-play approach, right?

You saw over time, things come in and out of Kraft or even the split between Kraft and Mondelez. The backbone of that was a really good management system that we could -- people could plug into or to plug businesses in like Cadbury and then unplug from. And so we've worked really hard over the last couple of years to build a better plug and socket system with our management systems, and we think we have a very effective and efficient operating model and an efficient set of management systems to help do this.

Dara Mohsenian

Morgan Stanley, Analyst

Great. That's helpful. You ran through the attributes of Kimberly-Clark as well as the Kenvue side and their iconic brands. What do you bring to each other in terms of incremental value?

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

Yeah. Well, I think the biggest thing is our focus strategically has been to shift our mix to, as you probably observed, higher-margin, higher-growth categories. We really want to shift our mix. And when you think about that, and we took an exhaustive look at all categories, this goes all the way back to 2017 when I became the Chief Operating Officer, we've constantly looked at all consumer categories in our space and then further out. But health and wellness always came to the top of the list.

And the biggest reason there you're probably fully aware, we have exposure to an aging population through our adult care business, Poise and Depend. And we see the trends, not just in the U.S., which it's been growing near double digits the whole time I've been at K-C. And that's because of the aging population in the U.S., but that population is not just aging in the U.S., it's all developed markets and then increasingly developing in emerging markets as well. And so as that population continues to age, and I'm still fortunate enough, I have four parents still with us, they're all in their 90s. But as the population ages, the need for health and wellness products becomes more and more acute.

And so -- and as Kirk and I -- the Kenvue CEO, Kirk Perry and I got together, we did feel like, well, there's going to be a unique opportunity to tap into that, and the combination of our portfolios, there were a couple of unique things. One is -- and Kurt recognized this from his Procter days because he competed in all of our categories for most of his tenure there. But what we would say is we tend to be daily use, long-duration, high frequency, high ring. And so because of that, consumers want a long-term relationship with our brands. And so we've invested a lot there in building digital social capability to have a continuous relationship with our consumers. We don't do the old-fashioned marketing acquisition anymore. Like we bring them in and they stay with us.

I think a lot of other brands haven't done that, and it's been a little more difficult for some of the Kenvue brands to do that because the spend is not as great, right? If you're buying Band-Aids, you're probably not spending $1,000 a year like you're spending on Huggies. And so we build those relationships and we're able to bring other brands along like we're doing in some markets like, say, in the baby care life stage or in the women's life stage or in the senior care life stage. And so what we recognized is, we serve the exact same life stages. We come at them from different ends.

Their pills and lotions and medicine, and then we come at with absorbing most of your bodily fluids, right? So it's a different angle, but we're really going after the same consumer. And so we felt like, gosh, we put their science and our engineering together, we can come up with some really great solves for the consumer.

Dara Mohsenian

Morgan Stanley, Analyst

Right. And as you've gone through more due diligence work, anything that's emerged that has excited you or maybe wasn't something that was on your radar screen as much originally?

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

Well, maybe the -- you may want to jump in Nelson, but probably the biggest thing was the word geographic complementarity or the portfolio complementarity. I don't use six-syllable words very often. I can barely say it.

Dara Mohsenian

Morgan Stanley, Analyst

Dangerous.

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

Right. But the degree of the complementary of our portfolios is extremely high. I mean -- and the obvious one is on the geographic side. And from a revenue perspective, it's funny, one of the directors said, well, I don't really usually put much stock in the revenue synergies, right? But this is one where it's pretty clear.

You might say, hey, revenue synergies tend to be a little ephemeral. But our experience and Nelson was in the Asia Pacific Chair when Kraft bought Cadbury. And in Asia, we had struggled with Oreo distribution in India and in China, but when the Cadbury came into the system and Lou came into the system, which had great distribution, and you may want to talk about it, Chris, in China, those brands went from low, low, low double-digit millions of revenue to triple digits, pretty solid triple digits pretty quickly.

And so for us, maybe the one that was shocking to us was, you know in our largest markets, there was a high degree of complementarity. So for example, on the Kenvue side, Europe ends up being a pretty big market for them. After our spin of our international family and professional business, we'll almost have no business in Europe. And so -- and not only are they strong in Europe, but they're also a multibillion-dollar business in Europe, but also really strong in the pharma channel, really strong in the medical channel, which is areas that we didn't have access as much too. So that's one.

Second, for them, India. We struggled. We used to be in a joint venture with Unilever. We struggled in physical distribution sense, and we're doing fine online but Kenvue is in 3.1 million out of 5 million points of distribution in India. And so that one is going to be an exciting opportunity that we all got excited about.

If you flip it around, where are we really big, K-C to Mexico is a $3 billion business. There are a couple of hundred million in Mexico. And so we've got all these markets where Korea for us is a very large business, it's smaller for them. China, we've been, as you know, doing very, very well, and they've been struggling a little bit in China. And so it just felt like there's a lot of fast opportunities to work really aggressively on driving distribution of the portfolio brands, complementary portfolio brands to build both businesses.

Dara Mohsenian

Morgan Stanley, Analyst

Great. That's helpful. And Nelson, maybe we can turn to cost synergies from revenue synergies. The target as a percent of Kenvue's revenue sits at the high end of what we've typically seen in CPG transactions. Why should investors feel confident around that level of delivery, especially given the limited overlap between the two businesses?

What really gives you confidence there? And what's sort of behind those numbers?

Nelson Urdaneta

Chief Financial Officer, Kimberly-Clark Corporation

Sure. So a few things. We built our acquisition model on a set of conservative assumptions that were thoroughly validated through the due diligence process. The nature of the integration, as Mike was explaining, to plug and play as well as the high visibility to the synergies give us high confidence to be able to deliver the $1.9 billion of cost synergies throughout the three years following the close of the transaction. If we look closely at the portfolio, there are a lot of commonalities actually between the two companies, as Mike was stating.

First is the geographic bid. Just to highlight, we largely operate in the same markets. And actually in 80% of the markets, we're bigger. Secondly, we are serving a very similar amount of customers, both brick-and-mortar and online. So there's a lot of synergies to be had on that end.

And then thirdly, there's a lot of benefits to be realized by joining our supply chains. If we look at the process that we followed to come up with the synergies, a few things. One, we spend the time together with the team at Kenvue to validate all the synergies both from a country-by-country basis as well as functions. We triangulated with external sources. And then we did this bottoms up validation as part of the due diligence.

The other bit is we took a top-down approach. And we looked at, as you said, CPG benchmarks, which run in the 8% to 9% range. But if you look at consumer health, average deals have been more on the 13% level, with a few deals actually higher than that. So if we look at the landing of our assumption, which is about 12% of net sales of Kenvue, that's spot on where we'd expect to land. The other bit to take into account is, we've set aside in our modeling about $2.5 billion of cost to deliver the $1.9 billion of cost synergies.

That's about a 1.3 times ratio, which lands pretty much where benchmarks are at.

Dara Mohsenian

Morgan Stanley, Analyst

Great. That's helpful. Maybe can you take us under the hood a bit more in terms of cost synergies? What are really the key buckets, what are the key areas you're going after functionally?

Nelson Urdaneta

Chief Financial Officer, Kimberly-Clark Corporation

So let me peel the onion a bit. So it's going to be three buckets that will help us deliver, and actually our expectation is to be ahead of the cost synergies that we've been communicating. And we are confident that we'd be able to deliver about 80% of those synergies within the first two years after the merge. These buckets are as follows: one, it's G&A overheads, which will drive about 40% of the savings. And as you think about the drivers of the G&A overhead savings, three things to take into consideration.

One, is merging, synergizing corporate as well as some of the centralized functions. The second bucket that we would be driving is going to be within G&A. The fact that we're going to be driving joint efforts around real estate, office space, et cetera, and that's going to be in that space. And then the third bucket is around non-people-related costs. Think of systems, HR, finance, all of that will be one.

The second bucket that drives these synergies will be procurement and supply chain and distribution. So as you look at distribution and network design for the product that we distribute, take into account that: one, we have developed very strong digital tools that have been driving significant savings in our procurement organization. Secondly, as you think about distributing products together, Kenvue's products tend to weigh out pretty quickly on the truck, ours tend to cube out pretty quickly. So by optimizing mix, that's going to drive benefits. And then the other bit is that within supply chain, we've been driving over the last two years best-in-class productivity, as Mike mentioned.

We've been delivering about 6% gross productivity in 2024 and 2025. And as we bring to bear these capabilities, that will support this delivery. And then the last bucket of savings for the synergies is in sales and marketing, which will drive about 30% of those savings. And in their examples, you have one trade spend optimization. We've been doing a lot of revenue growth management buildups and capabilities in the last few years.

We'll bring those capabilities to bear.

Secondly, when you look at nonworking media spend, our ratio is about 20%, Kenvue's is 40%. So there's room for us to do savings there. Thirdly, eliminating duplicate customer teams by bringing best of both in both sales and marketing. So as you look at that, those savings would be there. And then the last bit that I'd leave you with is we expect those savings to flow to the bottom line.

Because as we did the modeling, the base plan for Kenvue, excluding synergies, we brought it down by around 200 basis points the EBITDA margin for 2027 versus what you would have seen in consensus right up to the moment that we announced the transaction because we are planning on the base plan for Kenvue to step up investments in both R&D and marketing.

Dara Mohsenian

Morgan Stanley, Analyst

Okay. Great. You mentioned you're not necessarily stopping your targets, right? You're looking to generate upside. Where do you see the potential areas of upside from a cost synergy standpoint?

Is it mainly within the buckets you mentioned? Or are there certain areas you're not putting into your original synergies just thinking about where there could be upside potential?

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

If I just interject. Just the one thing I'll add, leading up into that, Dara, and it supplies across G&A and the cost of goods set of costs, which is the paradigm, we tend to operate in lower gross margin categories, right? And so because of that, we've held our organization standard to to be the most efficient, right? And so we're proud of the fact that we operate on a very lean basis. Our G&A levels tend to be -- are mandated internally by us, I guess, to be top quartile, right?

And so -- and that's a very different perspective than what we learned in our discussions with Kenvue management on, they tend to be higher on that G&A form. Some of it is because coming out of that spin, maybe their systems and staffing weren't as fully developed. But I think therein lies I think where some of that upside opportunity is going to come from because, again, you're marrying up a lean organization with one that is a little less lean, and we're going to find a way to get lean.

Chris Jakubik

Head-Investor Relations, Kimberly-Clark Corporation

And just for reference, I think, to kind of understand the order of magnitude on the G&A side. If you look at SG&A and you take out R&D and the marketing pieces, we tend to be the 11.5% to 12% of revenue range. And I think they're closer to about 17%.

Nelson Urdaneta

Chief Financial Officer, Kimberly-Clark Corporation

17%.

Chris Jakubik

Head-Investor Relations, Kimberly-Clark Corporation

17% right now. So there's a lot of space in there.

Nelson Urdaneta

Chief Financial Officer, Kimberly-Clark Corporation

So it's in those buckets. I mean at the end of the day, is in those buckets, the benchmarks, clearly point to the opportunity. And we -- as Mike said, we've been doing that for many years.

We have lean structures that are able to operate very effectively. And that's why we feel that there's upside actually for the savings that we laid out.

Chris Jakubik

Head-Investor Relations, Kimberly-Clark Corporation

On the revenue piece as well, when you look at the revenue synergies that we've laid out, the complementarity is just geographic complementarity. -- makes up the vast, vast majority of the revenue synergies that we've laid out. But as we look longer term in terms of bringing the R&D together and what you can do in terms of adjacencies and leveraging the know-how of each side, our expertise in materials, their expertise in more of the molecules. that really hasn't been built into the revenue synergy piece.

Dara Mohsenian

Morgan Stanley, Analyst

Okay. Great. Mike, you mentioned the great brands on the Kenvue side. They've been more of a tough time since the separation. What's your plan to revitalize the brands and what gives you confidence in your ability to do so?

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

Confidence in ability. Well, it's because I've been in the exact same shoes, probably worse. You were covering us in 2017. Do you remember those --

Dara Mohsenian

Morgan Stanley, Analyst

Yes, yes.

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

Do you remember how bad that was for me --

Dara Mohsenian

Morgan Stanley, Analyst

Yes.

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

That was my first year as Chief Operating Officer. I think at the half I think our business revenue in North America was down 7% that year. There was a diaper war happening and also others, you may recall. But beyond that, I would say, tough performance and worse than what Kenvue performance is now. I think I said on our post announcement call, I had 23 reporting units, P&L units reporting in at the time.

This is my second quarter as COO, 22 of them were declining, right? And so I kind of been exactly in these shoes. What was the core problem? I mean, one, there was a competitive issue, but that wasn't the biggest thing. I think the competitive issue knocks you off your plan, your game a little bit.

And then what happens is the organization was kind of conditioned to deliver OP or EPS. The company is very focused on EPS growth. And so when you are operating in that mode, some of the growth muscle goes away over time, and we've been operating in that mode for quite a long time.

I think in our discussions with Kenvue, I would say the symptoms are the same, right, which is -- and you've covered them for a long time. I think internally, maybe there was more of a cash focus while they were under the corporate banner of the proceeding company. But coming out of the spin, I think a pretty strong focus on the planned EPS growth and all those things. And so I would say some of that growth muscle had eroded. And so what became clear in our discussions that we had with the Kenvue management team is we have developed approach.

I mean coming out of 2017, we said, hey, we got to find a way to grow the business profitably. And at the same time, we're going to build world-class consumer capability to kind of manage the business more effectively longer term. And so we talked about what the Kenvue team is. I'd say, we have a ready-made approach to get companies on a virtuous cycle and get off of that vicious cycle, right? And so it becomes what are those things? One, it starts, and this is probably the most important one, getting the organization into a growth and accountability mindset, right?

They have to have clarity on who owns the number, what they're accountable for, and they got -- you got to be able to count on them to deliver. And that's harder than it looks, but it's like the prerequisite for everything. You can't do anything until you get that. Second big thing is that we talk a lot about is maybe taking the time to have the skill and the will to invest for impact. I mean -- because people pop in investment on things and then you kind of wonder where it went.

I think what we did, even in those darkest days of 2017, we made some big technology investments. We identified where the growth drivers in our personal care business is going to be, where the big demand spaces that consumers would feel like would be worth paying more for over time? The reason we're winning right now in the last couple of years is because of this Gen 3 diaper that we've been talking about, that we invested in initially back in 2017. That's when we laid the bet.

And so it's like you have to have the conviction. You have to have the insight, you have to then set the money aside and let the teams work. And so I'd say we developed that skill and will not just in technology, but also in the marketing front, the sales execution front, the investments we made to build a great productivity -- world-class productivity pipeline. So I think that's a second big thing. And then the last one is maybe the hardest one, but it's mostly has job in mind, which is then we have to set the right investor expectations and be willing to take a punch and maybe make you guys not so happy with us so that we can continue to invest and create that virtuous cycle.

Dara Mohsenian

Morgan Stanley, Analyst

Great. That's helpful. Maybe I can tie that back to revenue synergies a bit. Just I think one of the lessons we've learned historically, you go back decades in CPG, we all do on stage is sometimes when you bring two entities together, there's incremental opportunities, but sometimes you get base business distraction. So how do you guard against that on the Kimberly-Clark side, and the momentum you've created behind innovation and the other areas that you mentioned?

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

Yeah. Well, we're really excited about our plan. And I've been saying publicly, gosh, our innovation in the next 10 years is going to be way better than the last 10 years. And next year is going to be better than this year. And so we feel very good about our pipeline across the board, and that's a pipeline of innovation, our pipeline of marketing ideas, our pipeline of productivity ideas.

And so I think for the K-C side, all we're asking our organization to do is just keep running that play, right? And yes, one of the key things, and we started just this week on our initial integration management office meetings with the Kenvue team, our team and the Kenvue team and one of the things we said is, hey, they have a strong plan that they're excited about. We have a strong plan. We got to keep our teams from being distracted, right? But the next set of things is I think we have to be very surgical about realizing the cost synergies, which is a fact of life for what we're trying to do.

But we also want to get a great start on the revenue synergies. And we think, again, as I said, in the near term, there's some obvious brand distribution opportunities in markets like Mexico for the Kenvue brands, Korea for the Kenvue brands, India for us, you know leveraging the Kenvue capability. And so we want to really get behind those and prime the pump on those. Obviously, there's no gun jumping, so we won't be doing anything before the close, but we can plan for that.

Dara Mohsenian

Morgan Stanley, Analyst

Right. Okay. And then on Tylenol, there's clearly been some external noise around the brand, and that's impacted consumer sentiment to some extent, You've got the talc exposure in Europe. So just level of confidence around those risk points as you do due diligence here, and what gives you confidence that those risk points are manageable?

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

Yeah. So I've got a fairly experienced and seasoned board, you might expect. So Sheri McCoy is our Lead Director. She grew up in R&D at J&J Consumer. And then she was the Vice Chair of J&J Consumer.

We have Deeptha Khanna, who ran the Global Baby business at J&J. I've got Joe Romanelli, who's at Merck in the pharma business, so he understands that side as well. And then Sylvia Burwell, who was the former secretary of HHS. So I'd say, given those players, they know the company to some extent and also know kind of the medical science world, their expectations for due diligence were pretty high. And so we retain what we would say are the foremost experts from a legal perspective, medical, regulatory perspective.

We brought in Ted Boutrous from Gibson Dunn, who's typically considered one of the top litigators on these types of cases in the U.S. Arnold & Porter, who has a lot of regulatory experience, especially with the FDA and brought that to bear. We had Hilary Marston, who was the former Chief Medical Officer of the FDA advising us. And so that team kind of put together took a part, I would say, everything starting with the science. And I would say we felt convicted and staying with Kenvue that the science is clear, and we believe it's safe and the safest alternative, which I think the FDA has actually said in the last couple of weeks that remains the safest alternative for pregnant moms to use.

And they also, I think, said that there has no -- not been a causal link established between autism and the use of acetaminophen. So we went clinically through the scientific research on a case-by-case basis. And so -- and I would say Dr. Marston was pretty clear in terms of her opinion on that side. And then similarly, we went case by case on all the plaintiff cases that you could say are precedent type cases.

And so the only you think, well, I won't give you a number as to what we use in our calculations. Hopefully, the investors will understand. I would pick it up in the same way that you might, which is, in my head, I'm calculating expected value, right? And so what I would tell you is that there is no scenario that we came across that we're the, the liability would be greater than the synergy creation, the value creation of the synergies.

Dara Mohsenian

Morgan Stanley, Analyst

Right. Great. That's helpful. So looking at the Kenvue portfolio, there is an underperforming tail piece of the portfolio. Obviously, there's some very large brands with great brand equity, but there's also a tail.

Just as you think about the combined businesses and look out 5 to 10 years, is there further opportunity in your mind to sort of prune or reshape the portfolio? Whether it's tail brands or potentially sort of unlocking value when you look at the Kenvue brand portfolio? How do you think about that holistically?

Nelson Urdaneta

Chief Financial Officer, Kimberly-Clark Corporation

I can take that. Yes. so a few things there. I mean we remain very disciplined and focused on driving and creating long-term shareholder value. I think we've clearly demonstrated that over the last few years, though.

So if you look at the moves we've made in our portfolio, starting with in 2023, we sold our Brazilian tissue and professional business. Last year, we sold our Personal Protective and Equipment business. We've exited about $650 million on private label business. So our exposure for the remaining portfolio in private label is going to be de minimis going forward.

We recently announced the creation of the joint venture with Suzano, which we expect to go into place right around midpoint of next year, which will leave us with a company that has exposure to higher growth and higher margin categories. So we've been very disciplined.

As you look at Kenvue, first, I want to be clear. We like the categories they're in. We like the brands that they have. Having said that, there's always opportunities to optimize the portfolio in order to be driving better shareholder value. The team at Kenvue, as you point out, the leadership team, is already executing a strategy on that regard.

And what our conviction is, as long as it's driven by driving and ensuring that long-term shareholder value is protected and created, that's the approach that should be taken. So no different to the playbook we have today.

Dara Mohsenian

Morgan Stanley, Analyst

We spend a lot of time on Kenvue. So maybe let's get to the base business. First, just look, the consumer environment is difficult. We've heard that from CPG companies at this conference pretty consistently over the last couple of days. Just give us a little bit of update on what you're seeing from a consumer sentiment standpoint.

You're obviously in pretty defensive categories, but also from a promotional standpoint, as you look at the reaction from some of your peers that compete across HPC in the U.S. and if there are any international markets you would point out?

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

Yes. I'll start with one that we still see a long runway of growth by elevating and expanding our categories over time. And I will stipulate Hey, the current environment, especially here in the U.S. or North America is tougher than it has been in the past. But our categories, we still see a long runway of growth.

And I'll tell you a couple of reasons why. One, we did see that the impact on the American consumer, especially on household incomes of $100,000 and below were going to be tougher. And you could do the research and see where inflation has impacted the market basket of goods, where pay the stimulus payments ran out and savings rates have actually dipped below where they were pre-COVID. So all those things have happened. We saw that coming maybe two years ago.

And so what we did, Dara, and this goes back to the note that you published last quarter is we pivoted our strategy, even though our long-term strategy is to premiumize our category, and we've made tremendous progress. I think in North America, we went from it being a 40% premium business to 70% premium business over 10 years. So that's the core strategy. But that said, we want to lead. And so what we said is we have to have a superior value proposition at every rung of the good, better, best ladder, and that includes the good tier.

So for us, like in U.S. Huggies, that would be our Snug & Dry tier or our value to our brand. And so what we've done. And you know we've made a lot of progress rolling out our Gen 3 diaper it's behind what drove us to market leadership in China. It's taken our -- I think we've grown our share in Korea and Australia separately by 15 points each.

We're now in the in the 60s on share in those markets. And so every market that we take that Gen 3 diaper into, our share really improves. And so we brought that into the U.S. on Snug & Dry first this year, our Tier 4 or our value tier product. And so I think that's what's really behind our strong vol/mix performance this year.

It's mostly strong volumes because we've cascaded our best technologies into our value tiers. And so we're really proud of that. That notwithstanding, the promotion environment has ticked up. I know Nelson is going to want to comment on it, but I would tell you that promotion is not a growth driver for us. We see promotion purely as a trial driver on the innovation that we want to get in the consumer's hands.

And so -- and the reason we do it that way, our philosophy is that is you know our categories there, they go with a biological cycle. And so promoting them isn't going to make anybody use the products more, right? And so that's our focus is on driving innovation to grow the category, not by promoting our way there. But you –

Nelson Urdaneta

Chief Financial Officer, Kimberly-Clark Corporation

Yes, let me just add a little color to kind of the environment that we're facing today. And I'll start with, for the last seven quarters, talk about two years, we have been growing volume and mix because we're meeting consumers where they need it. We sensed and we saw the pressure on consumer purchasing power a couple of years ago, and we pivoted, as Mike said, and we don't see today a catalyst in the short term.

As it turns and looking at the categories, the categories in the last few weeks have been softer than we expected. That includes the U.S. But I'd like to highlight a couple of things. Our tissue business in North America has been growing despite a tough comparison versus prior year. But if we look at the discounting activity, particularly in diapers in the U.S., which we saw in the value tiers, in the third quarter, it's kind of rolled forward into the fourth quarter.

We have been holding share. However, we've chosen not to participate in kind by promoting. What this translates into is as we look at the fourth quarter, our expected organic growth for the quarter should be more in line with the growth of the weighted average of the categories globally, which is right around 2%. And for the year, that would put organic growth slightly at or below that level. But the important thing is we are growing volume and mix.

Our profitability remains strong. We are executing our investments in line with our plans. And we remain fully focused on having the best-performing products in the marketplace at the lowest cost at every price tier and that is our winning platform.

Dara Mohsenian

Morgan Stanley, Analyst

Great. That's helpful. Maybe to wrap up, Mike, we've seen share price dislocation since the Kenvue announcement, obviously not uncommon in large deals. How would you respond to that reaction just in terms of your viewpoint on Kimberly's ability to drive shareholder value from here going forward?

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

All right, Dara, don't shoot me if it seems flip. I'm going to say, hey, it's a great buying opportunity.

Dara Mohsenian

Morgan Stanley, Analyst

Okay.

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

And what I would say that one, I would say, hopefully, you get the conviction. We feel great about our base plan and our innovation and our marketing pipeline, our productivity pipeline. So we feel very strong about that. I feel like the combination with Kenvue is going to give both companies together the opportunity to provide extraordinary everyday care. But I would say a couple of years into the combination after close, we expect to be a company that's going to have top-tier margins in CPG and growth rates on the top and bottom lines that are as good as anyone’s or better, right?

And so -- and that would warrant, I think, a stronger valuation than where both companies sit today.

And so we're really bullish on the whole premise of the logic of the transaction. We're very excited to partner with the Kenvue team to build a better business.

Dara Mohsenian

Morgan Stanley, Analyst

Great. That's very helpful. With that, we're out of time. So we'll wrap up. But thank you so much, gentlemen, for being here. We appreciate it.

Mike Hsu

Chairman of the Board and Chief Executive Officer, Kimberly-Clark Corporation

Thanks for having us.

Nelson Urdaneta

Chief Financial Officer, Kimberly-Clark Corporation

Appreciate it.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This communication may be deemed to be solicitation material in respect of the proposed transaction between Kimberly-Clark Corporation (“K-C”) and Kenvue Inc. (“Kenvue”). In connection therewith, K-C and Kenvue intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a K-C registration statement on Form S-4 in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction that will include a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C, and a definitive joint proxy statement/prospectus, which, after the registration statement is declared effective by the SEC, will be mailed to stockholders of K-C and Kenvue seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C will be available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Kenvue will be available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.”

Certain Information Regarding Participants

K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on March 10, 2025, and its Current Report on Form 8-K, which was filed with the SEC on May 6, 2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended December 29, 2024, which was filed with the SEC on February 24, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 8, 2025, June 24, 2025, July 14, 2025 and November 3, 2025. To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 6/4/2025, 8/1/2025, 8/1/2025, 8/4/2025, 9/10/2025, 9/24/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/3/2025 and 10/7/2025. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this communication, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and other contingencies in connection with the proposed transaction constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Note about Combined Financial Information

The projected financial information for the combined businesses of K-C and Kenvue is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of K-C or Kenvue. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of K-C’s and Kenvue’s respective filings with the SEC.